SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

(202) 942-2940

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from             to             .

Commission file number: 1-7221

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MOTOROLA SOLUTIONS 401(k) PLAN

(FORMERLY THE MOTOROLA 401(K) PLAN)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Motorola Solutions, Inc.,

1303 E. Algonquin Road,

Schaumburg, IL 60196

Financial Statements, Signatures and Exhibits

The following financial statements, signatures and exhibits are part of this report.

MOTOROLA SOLUTIONS 401(k) PLAN

(Formerly the Motorola 401(k) Plan)

Schaumburg, Illinois

FINANCIAL STATEMENTS

December 31, 2011 and 2010

MOTOROLA SOLUTIONS 401(k) PLAN

(Formerly the Motorola 401(k) Plan)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Motorola Solutions, Inc.

401(k) Plan Committee

Schaumburg, Illinois

We have audited the accompanying statements of net assets available for benefits of the Motorola Solutions 401(k) Plan (formerly the Motorola 401(k) Plan) (“the Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2011 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois

June 21, 2012

1.

MOTOROLA SOLUTIONS 401(k) PLAN

(Formerly the Motorola 401(k) Plan)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2011 and 2010

(In thousands)

	2011	2010
ASSETS
Investments at fair value:
Corporate bonds and debentures	$—	$144
Common stock	183,202	273,910
Collective trusts	3,919,365	5,103,720
Other	—	2,012

Total investments	4,102,567	5,379,786

Receivables:
Employer contributions	3,697	5,002
Interest	641	—
Pending trade sales	1,584	—
Notes receivable from participants	32,850	55,681

Total receivables	38,772	60,683
Noninterest bearing cash	—	38

Total assets	4,141,339	5,440,507

LIABILITIES
Pending trade purchases	751	—

Total liabilities	751	—

NET ASSETS AVAILABLE FOR BENEFITS	$4,140,588	$5,440,507

See accompanying notes to financial statements.

2.

MOTOROLA SOLUTIONS 401(k) PLAN

(Formerly the Motorola 401(k) Plan)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2011

(In thousands)

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$57,775
Interest and dividends	1,739

Total investment income	59,514
Interest income on notes receivable from participants	1,434

Contributions:
Participants	106,541
Employers	47,419
Rollover	7,062

Total contributions	161,022

Total additions	221,970

Deductions from net assets attributed to:
Benefits paid to participants	521,901
Administrative and other expenses	4,177

Total deductions	526,078

Net decrease before transfers	(304,108)
Transfer out of assets, net (Note 7)	(995,811)

Net decrease	(1,299,919)

Net assets available for benefits:
Beginning of year	5,440,507

End of year	$4,140,588

See accompanying notes to financial statements.

3.

MOTOROLA SOLUTIONS 401(K) PLAN

(Formerly the Motorola 401(k) Plan)

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

(1)	Description of Plan

The following description of the Motorola Solutions 401(k) Plan (the Plan), (formerly the Motorola 401(k) Plan), provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

(a)	General

On January 4, 2011, Motorola, Inc. completed its previously announced separation into two independent, publicly traded companies and changed its name to Motorola Solutions, Inc. (the Company). Participation in the Plan ended on December 31, 2010 for employees of Motorola Mobility Holdings, Inc. Plan assets for employees of Motorola Mobility Holdings, Inc. were automatically transferred to the Motorola Mobility 401(k) Plan on January 4, 2011 (see Note 8).

The Plan is a defined contribution plan covering substantially all domestic employees. Employees become eligible to contribute to the Plan immediately upon employment.

The non-leveraged employee stock ownership plan (the ESOP) portion of the Plan is designed to invest primarily in shares of the Company’s common stock. The ESOP portion of the Plan is participant directed. Each participant is entitled to exercise voting rights attributable to the shares allocable to their account determined by Evercore Trust Company, N.A. (Evercore Trust Company), the Independent Fiduciary. The participant is notified by the proxy agent prior to the time that such rights are to be exercised. Dividends paid on the Company’s common stock are either allocated to the participant’s account and reinvested in Company common stock or paid directly to the participant, based upon the participant’s election. The pass-through dividends provided directly to the Plan participants in 2011, rather than being deposited into the Plan, amounted to $1,349,677.

(b)	Contributions

Participants may elect to contribute up to 30% of their pre-tax compensation, up to the annual deferral limit set by the Internal Revenue Code (IRC). The annual deferral limit as set by the IRC was $16,500 in 2011. The Plan also allows for participants age 50 and older to contribute additional tax-deferred contributions. These catch-up contributions were subject to IRS limits of $5,500 in 2011. Participants are also allowed to make after-tax contributions to the Plan. Participants are able to contribute up to 20% of their compensation for the year, up to the annual deferral limit set by the IRC, and these contributions and earnings thereon are 100% vested and non-forfeitable at all times.

During 2011, participants received one dollar in employer matching contributions for each dollar they contributed in pretax or after-tax contributions to the Plan, up to a maximum of 4 percent of eligible compensation.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s elective deferrals, after-tax contributions, allocations of employer matching contributions, plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investments of his or her account to any of the investment options available under the Plan.

(Continued)

4.

MOTOROLA SOLUTIONS 401(K) PLAN

(Formerly the Motorola 401(k) Plan)

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

(1)	Description of Plan (Continued)

(d)	Vesting

Participants are fully vested in their elective deferrals and related earnings at all times. A participant will be 100% vested in employer contributions and earnings thereon after they have completed an anniversary year. However, the participant becomes 100% vested in their account balances upon reaching normal retirement age, total and permanent disability, death, or Plan termination.

Participants who terminated employment prior to July 1, 2000, but chose to leave their account balances in the Plan are subject to forfeiture of the unvested portion of employer contributions upon the earlier of their withdrawal from the Plan, or the five year anniversary of their employment termination. Terminated employees who have left their account balances in the Plan and are rehired by the Company within five years are not subject to forfeiture of their unvested employer contributions. The portion of employer contributions not vested upon termination of employment is forfeited and is used to offset employer contributions. As of December 31, 2011, forfeitures available for use were $87,730. All unused amounts may be used to offset future employer contributions or pay Plan expenses.

(e)	Benefits

At the option of the participant, distributions from the Plan may be made in the form of: (a) a lump-sum distribution with the option of receiving shares of Company stock or cash, (b) annual distributions from the Plan, or (c) combinations thereof. Participants hired after January 1, 1996 may not elect the annual distribution option. Partial distributions (with a minimum of $5,000) are also available to participants, with no more than one distribution in any three-month period. Participants are not required to cash out their entire benefits at age 70-1/2 (although this requirement applies to beneficiaries).

Additionally, in-service withdrawals are extended to participants who have attained age 59-1/2 for pretax, after-tax, and rollover contributions. Hardship withdrawals of rollover contributions are permitted. Participants who terminate employment with the Company for any reason, and have a vested account balance of $1,000 or less will have their account balance distributed in the form of a lump-sum distribution.

Participants who have attained the age of 70-1/2 and who are an employee of the Company may withdraw all or any portion of his/her account subject to IRS minimum distribution requirements. A participant may not take more than one withdrawal in any six-month period, and the minimum withdrawal shall be $200.

Participants who are employees of the Company and who have made a rollover transfer into the Plan may withdraw all or any portion of their rollover transfer amounts at any time. A participant may not take more than one withdrawal in any six-month period, and the minimum withdrawal shall be $200.

(Continued)

5.

MOTOROLA SOLUTIONS 401(K) PLAN

(Formerly the Motorola 401(k) Plan)

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

(1)	Description of Plan (Continued)

Effective August 1, 2011, the Professional Management with Income+ (Income +) program was added for participants who are at least 50 years of age. Participants who attain 60 years of age will default to the Income+ investment option unless they elect to opt out of the program. With respect to any participant who terminates employment, has their account invested in the Income+ investment option, and who has attained at least age 55, they will receive payment in the form of the “Income+” distribution option, which are systematic monthly payments intended to be paid over the life of the participant, unless the participant elects to receive a different form of payment.

The Income+ distribution option may be changed by the participant at any time, and the remaining balance will be distributed according to the participant’s election. In addition, a participant receiving a distribution in the form of the Income+ distribution option may, at any time, request a lump sum payment of any portion of their account, with the remaining balance continuing to be paid in the form of the Income+ distribution option, which will be in a reduced monthly amount to reflect the impact of the lump sum distribution.

(f)	Notes Receivable from Participants

Participants may borrow a minimum of $1,000 from their fund accounts, up to a maximum equal to the lesser of $50,000 less their highest outstanding loan balance in the last 12 months or 50% of their vested account balance. Such transactions are treated as a transfer to/from the investment fund to the Participant Loan Fund. Terms for notes receivable from participants range from 1-5 years or up to 15 years for the purchase of a primary residence. Such notes receivable are secured by the balance in the participant’s account and bear interest at a reasonable interest rate. Interest rates are based on the prime rate (published in the Wall Street Journal) plus 0.5% unless the plan administrator determines the interest rate is not reasonable. Principal and interest is paid ratably through payroll deductions. A $50 processing fee is charged to participants who borrow from their accounts.

(g)	Plan Termination

Although the Company has not expressed any intent to do so, it may terminate the Plan at any time. It has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

(Continued)

6.

MOTOROLA SOLUTIONS 401(K) PLAN

(Formerly the Motorola 401(k) Plan)

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

(2)	Summary of Significant Accounting Policies (Continued)

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Newly Issued and Not Yet Adopted Accounting Standards

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in US generally accepted accounting principles and International Financial Reporting Standards. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

(d)	Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(e)	Administrative and Other Expenses

The expenses necessary to administer the Plan are paid out of Plan assets. Certain plan related expenses may be paid by the Company at its discretion.

(f)	Payment of Benefits

Benefits are recorded when paid.

(g)	Risk and Uncertainties

The Plan invests in various investment securities. These investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(Continued)

7.

MOTOROLA SOLUTIONS 401(K) PLAN

(Formerly the Motorola 401(k) Plan)

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

(2)	Summary of Significant Accounting Policies (Continued)

(h)	Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus an accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

(3)	Fair Value Measurements

Fair value is defined as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

(Continued)

8.

MOTOROLA SOLUTIONS 401(K) PLAN

(Formerly the Motorola 401(k) Plan)

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

(3)	Fair Value Measurements (Continued)

Investments measured at fair value on a recurring basis are summarized below (in thousands):

	Fair Value Measurements at December 31, 2011 Using
	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common Stock	$183,202	$—	$—
Collective Trust Funds
Domestic Equity	—	1,920,323	—
International Equity	—	512,560	—
Short Term Investment	—	344,464	—
Fixed Income	—	1,142,018	—

	$183,202	$3,919,365	$—

	Fair Value Measurements at December 31, 2010 Using
	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Motorola, Inc. Common Stock	$273,910	$—	$—
Collective Trust Funds
Domestic Equity	—	2,673,709	—
International Equity	—	757,107	—
Fixed Income	—	1,672,904	—
Other Government Bonds		2,012
Asset-Backed Securities	—	144	—

	$273,910	$5,105,875	$—

There were no significant transfers between level 1 and level 2 investments during the year ended December 31, 2011.

(Continued)

9.

MOTOROLA SOLUTIONS 401(K) PLAN

(Formerly the Motorola 401(k) Plan)

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

(3)	Fair Value Measurements (Continued)

The following are descriptions of the valuation methods and assumptions used for investments of the Plan, including securities loaned and collateral for securities loaned.

The fair values of publicly traded common stocks are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

The fair values of investments in collective trusts are valued as determined by the custodian based on their net asset values and by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (Level 2 inputs). The investment objectives and underlying investments of the collective trusts vary, with some holding high-grade money market instruments with short maturities designed to provide for cash reserves while offering a competitive rate of return with principal preservation as a primary objective, some holding fixed income securities and designed to approximate the performance of the Barclay’s Capital Aggregate Bond Index, some holding diversified portfolios of large-cap domestic stocks designed to approximate the performance of the S&P 500 Index, some holding diversified portfolios of mid-cap domestic stocks designed to approximate the performance of the S&P 400 Mid Cap Index, some holding diversified portfolios of small-cap domestic stocks designed to approximate the performance of the Russell 2000 Index, and others holding a blend of various international stocks designed to approximate the performance of the Europe, Australia, and Far East (EAFE) Index. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Fair values of foreign government and agency securities and foreign municipal bonds are determined based on recent bid prices (Level 2 inputs). Certain foreign government securities are valued using extrapolated data, proprietary models, and indicative quotes (Level 3 inputs).

Fair values of asset backed securities, commercial mortgage backed securities, guaranteed fixed income, non-government backed commercial mortgage obligations, and other fixed income securities are determined based on recent bid prices (Level 2 inputs). Certain asset backed securities are valued using extrapolated data, proprietary models, and indicative quotes (Level 3 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date, although any differences are not anticipated to be material to the financial statements.

(4)	Party-in-Interest Transactions

Certain Plan assets are investments managed by The Northern Trust Company (“Northern Trust”), the custodian and trustee of the Plan, therefore, these transactions qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions. These transactions are not, however, considered prohibited transactions under section 408(b) of the ERISA regulations. The Plan paid certain administrative fees to the trustee, third-party administrator, and various investment managers which qualify as party-in-interest transactions. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

(Continued)

10.

MOTOROLA SOLUTIONS 401(K) PLAN

(Formerly the Motorola 401(k) Plan)

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

(4)	Party-in-Interest Transactions (Continued)

At December 31, 2011, through a unitized investment fund managed by the trustee, the Plan had $131,974,318 (2,851,033 shares) invested in Motorola Solutions, Inc. company stock. At December 31, 2010, the Plan had $273,909,547 invested (30,199,509 shares) in Motorola, Inc. Company stock through a unitized investment fund managed by Evercore Trust Company.

Evercore Trust Company is the named fiduciary and investment manager of the Motorola Solutions Stock Fund and the Motorola Mobility Stock Fund, the investment funds under the Plan that hold shares of the Company common stock and Motorola Mobility Holdings, Inc. common stock.

(5)	Investments

At December 31, 2011, the fair value of individual investments which are 5% or more of net assets available for benefits are as follows (in thousands):

Northern Trust Collective Funds:
S&P 500 Equity Index Fund	$1,261,283
Collective Daily Aggregate Bond Fund	945,486
EAFE Index Fund	512,560
S&P Midcap 400 Equity Index	483,908
Short Term Investment Fund	344,464

At December 31, 2010, the fair value of individual investments which are 5% or more of net assets available for benefits are as follows (in thousands):

Northern Trust Collective Funds:
S&P 500 Equity Index Fund	$1,666,619
S&P Midcap 400 Equity Index Fund	712,856
EAFE Index Fund	757,107
Collective Daily Aggregate Bond Fund	1,024,145
Short Term Investment Fund	387,751
Russell 2000 Index Fund – Lending	294,235

Corporate Common Stock:
Motorola, Inc.	273,910

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (in thousands):

Common stocks	$42,672
Investments in collective trusts	15,409
Other investments	(306)

Net appreciation in fair value of investments	$57,775

(Continued)

11.

MOTOROLA SOLUTIONS 401(K) PLAN

(Formerly the Motorola 401(k) Plan)

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

(5)	Investments (Continued)

Effective January 4, 2011, the Motorola Mobility Stock Fund was added as an investment option. Money was allocated to participants in that account according to the participant balance in the Motorola Solutions Stock Fund. After December 31, 2011, the balance remaining in the Motorola Mobility Stock Fund was sold and the proceeds were invested in the Balanced Fund I. Participants were able to transfer out of this fund at their discretion, but were not allowed to transfer money into the fund. Money in the fund was managed by participant discretion.

(6)	Federal Income Taxes

The Plan has received a favorable determination letter dated November 21, 2002 from the Internal Revenue Service regarding the Plan’s Federal income tax status. The Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code (IRC) of 1986, as amended. The trust is exempt from Federal income taxes pursuant to the provisions of Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

The Plan filed an application with the Internal Revenue Service in January 2011 requesting an updated determination letter.

(7)	Transfer of Assets Relating to Spin Offs and Divestitures

The following net assets were transferred out of the Plan during the year ended December 31, 2011 as a result of Company spin offs and divestitures (in thousands).

Effective Date	Spin Offs/Divestitures	Amount Transferred
January 4, 2011	Motorola Mobility Holdings	$973,141
June 1, 2011	Nokia Siemens Networks	21,839
November 30, 2011	Cambium	831

		$995,811

(8)	Legal Matters

In the ordinary course of business, the Company and various Plan fiduciaries are defendants in various lawsuits pertaining to the operations of the Plan, including actions filed by former participants. The Plan Sponsor believes these legal proceedings will not have a material adverse effect on the Plan or the financial results of the Plan.

(Continued)

12.

MOTOROLA SOLUTIONS 401(K) PLAN

(Formerly the Motorola 401(k) Plan)

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

(9)	Subsequent Events

Effective January 1, 2012, a discretionary matching contribution component was added for participants who elect to make pretax contributions to the Plan. As of the end of each Plan year, the Company, in its sole discretion, may make a discretionary matching contribution to the Plan. The amount, if any, will be determined by the senior management of the Company as a percentage of the first four percent of participants’ pretax elective contributions made for the Plan year. Catch-up and after-tax contributions are not eligible for discretionary matching contributions. To be eligible to receive the discretionary matching contribution, a participant must be employed by the Company or an affiliated employer on December 31, retired, died or became disabled during such Plan year. The discretionary matching contribution will be made as soon as feasible after such Plan year end.

Effective January 1, 2013, a participant may not invest any transfers, contributions, or other investments in the Motorola Solutions Stock Fund, and a participant, former participant, alternate payee or beneficiary may not direct any existing funds to be invested in the Stock Fund. It is the Company’s intent that the Motorola Solutions Stock Fund will be maintained until December 31, 2013, unless the Evercore Trust Company, the Independent Fiduciary, determines otherwise prior to December 31, 2013.

Participants will be permitted to divest their interest in the Motorola Solutions Stock Fund up to and including December 31, 2013, subject to the discretion of Evercore Trust Company. Beginning January 1, 2014, any cash dividends paid with respect to a participant’s interest in the Motorola Solutions Stock Fund will be invested in the Balanced Fund I. Commencing January 1, 2014, or such earlier date as determined by Evercore Trust Company, the common stock of the Company held in the Motorola Solutions Stock Fund will be liquidated in an orderly manner, and the proceeds will be invested in the Balanced Fund I.

(Continued)

13.

MOTOROLA SOLUTIONS 401(K) PLAN

(Formerly the Motorola 401(k) Plan)

FORM 5500 SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2011

(In thousands)

Name of Plan Sponsor: Motorola Solutions, Inc.

Employer Identification Number; 36-1115800

Three Digit Plan Number: 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including, Maturity Date, rate of Interest, Collateral Par or Maturity Value	(d) Cost	(e) Current Value
		Corporate Stock – Common
*	Motorola Solutions, Inc.	MOTOROLA SOLUTIONS, INC.	**	$131,974
	Motorola Mobility, Inc.	MOTOROLA MOBILITY HOLDINGS, INC,	**	51,228

		Total Corporate Stock – Common		183,202

		Value of Interest in Collective Trusts
*	The Northern Trust Company	COLTV SHORT TERM INVT FD	**	344,464
*	The Northern Trust Company	MFB NT COLLECTIVE RUSSELL 2000 INDEX FUND – LENDING	**	175,132
*	The Northern Trust Company	MFB NT COLLECTIVE S&P 400 INDEX FUND – LENDING	**	483,908
*	The Northern Trust Company	MFB NT COLLECTIVE SHORT TERM GOVERNMENT FUND – LENDING	**	196,532
*	The Northern Trust Company	MFB NT COLLECTIVE AGGREGATE BOND INDEX FUND – LENDING	**	945,486
*	The Northern Trust Company	MFB NT COLLECTIVE S&P 500 INDEX FUND – LENDING	**	1,261,283
*	The Northern Trust Company	MFB NT COLLECTIVE EAFE INDEX FUND – LENDING	**	512,560

		Total Value of Interest in Collective Trusts		3,919,365

		Participant Loans
*	Notes receivable from participants	PARTICIPANT LOANS, VARYING MATURITIES WITH INTEREST RATES RANGING FROM 3.7% TO 10.3%		32,850

		Total Participant Loans		32,850

		Total		$4,135,417

*	Represents a party-in-interest to the Plan
**	Historical cost is disclosed only for nonpartcipant-directed investments

14.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Motorola Solutions 401(k) Plan Committee has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

MOTOROLA SOLUTIONS 401(k) PLAN

Date: June 25, 2012	By:	/s/ Sheila Forsberg
Sheila A. Forsberg
Senior Director, U.S. Benefits and
Motorola Solutions 401(k) Plan Committee Member, Plan Administrator

15.